QuickLinks -- Click here to rapidly navigate through this document

Exhibit 2.8

FORM OF WAIVER

Waterford Wedgwood plc
Barlaston Stoke-on-Trent ST12 9ES England Telephone (44) 1782 204141/600012
Facsimiles:    Group Finance (44) 1782 372962    Group Communications: (44) 1782 204666

        29 September 2003

To: The Noteholders under the Note Purchase Agreement referred to below

Ladies and Gentlemen,

        US$95,000,000 note purchase agreement dated 18 November 1998 and entered into by Waterford Wedgwood Plc (the "Company"), Waterford Wedgwood Finance, Inc. (the "Issuer") and the Noteholders as amended prior to the date hereof ("Note Purchase Agreement")

        We refer to the Note Purchase Agreement referred to above. Terms defined in the Note Purchase Agreement shall have the same meaning when used in this letter.

        Subject to the conditions referenced below, the Noteholders hereby waive any breach (together, the "Waived Defaults") of the covenants set out: (i) in Sections 10.3 and 10.4 of the Note Purchase Agreement which may arise (but for this conditional waiver) as at 30 September 2003 or in respect of a period ending on 30 September 2003 and (ii) in Section 10.2 of the Note Purchase Agreement which has arisen or may arise (but for this conditional waiver) at any time through and including 30 November 2003, and provided that such conditional waiver shall expire on 30 November 2003 unless otherwise agreed by the Required Holders (the "Waiver").

        The Company and the Issuer hereby undertake, agree and acknowledge as a condition to initial grant and continuing effectiveness of the Waiver as follows:

(a)
the Waiver is conditional upon the receipt by the Company of waivers from (i) the bank lenders (the "RCF Lenders") under the Revolving Facility (as amended prior to the date hereof) (the "RCF Waiver") and (ii) the lenders, including Hypo Vereinsbank, providing financing to Rosenthal AG, in each case waiving the existence of any defaults under the applicable financing agreements. For the avoidance of doubt and without limitation, each of the Company and the Issuer undertake, agree and acknowledge that Section 9.8 of the Note Purchase Agreement applies to the RCF Waiver and, accordingly, each of the Company and the Issuer undertakes and agrees (x) to deliver to the Noteholders the same written information delivered to the RCF Lenders pursuant to the RCF Waiver and (y) that any breach of the terms of the RCF Waiver (including the occurrence of any event that would have constituted a breach of such RCF Waiver but for a further waiver by the RCF Lenders) shall constitute a breach of the terms of this waiver letter resulting in its termination;

(b)
the Waiver shall terminate automatically upon the termination, amendment or expiry of waivers referred to in paragraph (a)(i) and (ii) above;

(c)
the prepayment of Notes that has been agreed to be made by the Issuer conditional upon the issuance by the Company of high yield bonds in connection with a Group refinancing (the "Refinancing") is an optional prepayment as described in, and for the purposes of, Section 8.2 of the Note Purchase Agreement and, accordingly, any prepayment of the principal amount of Notes in connection with the Refinancing shall be made together with the payment of interest and the applicable Make-Whole Amount (for the avoidance of doubt, calculated on the basis of the originally stated interest rate of 6.80%) thereunder;

(d)
the parties hereto agree and acknowledge as follows:

(i)
in the event that the RCF Lenders receive a prepayment of outstanding commitments under the Revolving Facility in connection with the Refinancing (the percentage by which the commitments under the Revolving Facility are reduced being, "X%"); then

(ii)
the Issuer shall be required simultaneously to pay to the Noteholders in cash such amount as is equal to X% of the principal amount of the Notes, together with interest accrued to the date of such prepayment with respect to such principal amount being prepaid plus the applicable Make-Whole Amount (calculated on the basis of the originally stated interest rate of 6.80%), such that the Noteholders receive all amounts due and owing pursuant to the application of Section 8.2 of the Note Purchase Agreement to such prepayment.

        The Company and the Issuer hereby further agree and acknowledge that the undertakings and agreements set out in paragraphs (c) and (d) and the following paragraph of this letter shall continue in full force and effect, notwithstanding the termination, expiry or discharge of the Waiver, as valid, binding and enforceable obligations of the Company and the Issuer.

        Save as contemplated by this waiver letter, the provisions of the Note Purchase Agreement, the Other Agreements, the Notes and any Restricted Entity Guarantee Agreement (the "Note Documents") shall continue in full force and effect and, for the avoidance of doubt, nothing contained herein shall be deemed to constitute a waiver of, or a consent in relation to, any provision of the Note Documents other than as expressly set forth herein. The Company and the Issuer hereby agree and acknowledge that immediately upon the termination, expiry or discharge of the Waiver, the Waiver shall cease to have continuing effect and the Waived Defaults shall constitute Events of Default arising as of September 30, 2003 and the Waiver shall have been given without prejudice to the rights and remedies available to the Noteholders with regard to such Events of Default.

        Each of the Company and the Issuer hereby confirms that following execution and delivery of this waiver letter it has no knowledge of a breach of the terms of, or the existence of any Event of Default or other default (in each case, a "Default") under, any of the Note Documents as of the date hereof.

        This waiver letter shall be governed by the laws of the State of New York.

        The Company and the Issuer hereby agree and acknowledge that that they will pay all fees, costs and expenses of the Noteholders and their advisers in connection with the delivery of this waiver letter and the Refinancing in accordance with Section 16.1 of the Note Purchase Agreement.

        This waiver letter shall become effective on its execution by the Required Holders and may be signed in any number of counterparts.

        Please confirm your acceptance to the terms of this waiver letter by countersigning it and returning it to Martin Davies at Waterford Wedgwood Plc on fax number +44 (0)1782 204501 with a copy to David Butler at Clifford Chance on fax number +44 (0)20 7006 5555.

        Yours faithfully,

For and on behalf of Waterford Wedgwood Plc (as the Company)

For and on behalf of Waterford Wedgwood Finance, Inc. (as the Issuer)

QuickLinks

  Exhibit 2.8
FORM OF WAIVER